SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Spherix Incorporated
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

84842R502
(CUSIP Number)

CBM Biopharma, Inc.
One Rockefeller Plaza, 11th Floor
New York, NY 10020
Attn: Scott Wilfong
Telephone No: (973-738-0967)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84842R502
1.	Name of Reporting Person. CBM BioPharma, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,939,058

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,939,058

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,939,058

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

13.	Percent of Class Represented by Amount in Row (11) 40.2% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) The information concerning percentages of ownership is based on 4,825,549 shares of Common Stock of the Issuer which includes (a) 2,886,491 shares of Common Stock of the Issuer outstanding as of November 11, 2019, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 and (b) 1,939,058 shares of Common Stock of the Issuer issued to the Reporting Person on December 5, 2019.

SCHEDULE 13D

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Spherix Incorporated, a Delaware corporation (the “Issuer”), which has its principal executive offices at One Rockefeller Plaza, 11th Floor, New York, NY, 10020.

Item 2.	Identity and Background

This statement is being filed by CBM BioPharma, Inc. (“CBM” or the “Reporting Person”), a Delaware corporation with a principal place of business at One Rockefeller Plaza, 11th FL, New York, NY 10020. CBM is a privately held pharmaceutical company.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of the Reporting Person are listed on Schedule A attached hereto.

Neither the Reporting Person nor, to its knowledge, any person named on Schedule A attached hereto has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor, to its knowledge, any person named on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock beneficially owned by the Reporting Person was acquired upon the closing of the sale of the assets of the Reporting Person to the Issuer on December 5, 2019 (as further described in Item 4 below).

Item 4.	Purpose of Transaction

On December 5, 2019, the Reporting Person completed the sale of substantially all of its assets, properties and rights to the Issuer pursuant to that Asset Purchase Agreement, dated as of May 15, 2019, as amended (the “Asset Purchase Agreement”). As consideration in the transaction, the Issuer paid to CBM $8,000,000, consisting of (i) $1,000,000 in cash (the “Cash Consideration”) and (ii) an aggregate of 1,939,058 shares (the “Stock Consideration”) of the Issuer’s Common Stock at a price per share of $3.61. At closing, seven percent (7%) or 135,734 shares of Common Stock of the Stock Consideration was deposited with VStock, the Issuer’s transfer agent, to be held in escrow for six months post-closing to satisfy certain indemnification obligations pursuant to the terms and conditions of the Purchase Agreement, and ninety-three percent (93%) or 1,803,324 shares of the Stock Consideration was issued and delivered to the Reporting Person.

The Reporting Person intends to review and evaluate their investment in the Common Stock on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of their ownership interests in the Issuer. As a part of such review and evaluation, the Reporting Person intends to hold discussions with the Issuer’s management and directors, other shareholders and other interested parties concerning the Issuer’s operations, management, corporate governance and other matters of interest relating to the Issuer.

Except as otherwise described in this Item 4, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information concerning percentages of ownership is based on 4,825,549 shares of Common Stock of the Issuer which includes (a) 2,886,491 shares of Common Stock of the Issuer outstanding as of November 11, 2019, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 and (b) 1,939,058 shares of Common Stock of the Issuer issued to the Reporting Person on December 5, 2019.

The Reporting Person beneficially owns 1,939,058 shares of Common Stock as of the date hereof, which represents 40.2% of the Issuer’s issued and outstanding shares of Common Stock.

To the knowledge of the Reporting Person and except as described in this Item 5, none of the persons listed on Schedule A beneficially owns any shares of the Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he or she is the beneficial owner of any Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the Reporting Person and any other person with respect to any securities of the Issuer. Neither the filing of this Statement nor anything contained herein shall be construed as an admission that the Reporting Person constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that the Reporting Persons and any other person constitute a “group” for any purpose.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

10.1	Asset Purchase Agreement, dated as of May 15, 2019, by and between the Company and CBM BioPharma, Inc. (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Quarterly Report on Form 10-Q as filed on August 14, 2019).
10.2	Amendment No. 1 to Asset Purchase Agreement, dated as of May 30, 2019, by and between the Company and CBM BioPharma, Inc. (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Quarterly Report on Form 10-Q as filed on August 14, 2019).
10.3	Amendment No. 2 to Asset Purchase Agreement, dated as of December 5, 2019, by and between the Company and CBM BioPharma, Inc (incorporated herein by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K as filed on December 10, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 14, 2020	CBM BioPharma, Inc.

	By:	/s/ Scott Wilfong
Scott Wilfong Chief Executive Officer

Exhibit Index

Exhibit	Description

10.1	Asset Purchase Agreement, dated as of May 15, 2019, by and between the Company and CBM BioPharma, Inc. (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Quarterly Report on Form 10-Q as filed on August 14, 2019).
10.2	Amendment No. 1 to Asset Purchase Agreement, dated as of May 30, 2019, by and between the Company and CBM BioPharma, Inc. (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Quarterly Report on Form 10-Q as filed on August 14, 2019).
10.3	Amendment No. 2 to Asset Purchase Agreement, dated as of December 5, 2019, by and between the Company and CBM BioPharma, Inc (incorporated herein by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K as filed on December 10, 2019).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CBM BIOPHARMA, INC.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Directors:

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship

Scott Wilfong	CEO and Director	One Rockefeller Plaza, Suite 11th Floor New York, NY 10020	U.S.A.